Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2020 Financial Results

BEIJING, February 17, 2021 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Total revenues were RMB7.5 billion (US$1.1 billion1), representing a 1% decrease from the same period in 2019.

•	Operating loss was RMB1.3 billion (US$200.4 million) and operating loss margin was 18%, compared to operating loss of RMB2.5 billion and operating loss margin of 34% in the same period in 2019.

•

Net loss attributable to iQIYI was RMB1.5 billion (US$237.2 million), compared to net loss attributable to iQIYI of RMB2.5 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB2.10 (US$0.32), compared to diluted net loss attributable to iQIYI per ADS of RMB3.43 in the same period of 2019.

•

The number of total subscribing members was 101.7 million as of December 31, 2020 and 100.7 million excluding individuals with trial memberships. This compares to 106.9 million of total subscribing members and 105.7 million excluding individuals with trial memberships as of December 31, 2019.

Fiscal Year 2020 Highlights

•	Total revenues were RMB29.7 billion (US$4.6 billion), representing a 2% increase from 2019.

•	Operating loss was RMB6.0 billion (US$925.7 million) and operating loss margin was 20%, compared to operating loss of RMB9.3 billion and operating loss margin of 32% in 2019.

•

Net loss attributable to iQIYI was RMB7.0 billion (US$1.1 billion), compared to net loss attributable to iQIYI of RMB10.3 billion in 2019. Diluted net loss attributable to iQIYI per ADS was RMB9.52 (US$1.47), compared to diluted net loss attributable to iQIYI per ADS of RMB14.14 in 2019.

“Our fourth quarter result was in-line with our overall expectation,” commented Dr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “We maintained our leading position in our key content offerings, including dramas and variety shows, based on third-party data. Meanwhile, we made breakthroughs in certain areas, such as original films, intelligent screens and Virtual Reality (VR). In 2021, we will continue to provide a more diversified portfolio of high-quality content to our users and enhance the perceived value of our paying subscribers. This, in our view, should help to revive the growth of our subscribers and revenue amid the recovering macro environment.”

“Our operating loss margin significantly narrowed for three consecutive quarters on a year-over-year basis” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “We continued to explore the content strategy with better return-on-investment (ROI) and implement disciplined cost control amid the challenging macro environment. In December 2020, we completed our largest financing since our IPO, which enables us to further enhance our content offering and strengthen our technology.”

Footnotes:

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Fourth Quarter 2020 Financial Results

Total revenues reached RMB7.5 billion (US$1.1 billion), representing a 1% decrease from the same period in 2019.

Membership services revenue was RMB3.8 billion (US$587.8 million), representing a 1% decrease from the same period in 2019. The decrease was primarily due to the decline of our subscribing members from 106.9 million a year ago to 101.7 million as of December 31, 2020.

Online advertising services revenue was RMB1.9 billion (US$284.9 million), representing a 1% decrease from the same period in 2019.

Content distribution revenue was RMB804.3 million (US$123.3 million), representing an 8% decrease from the same period in 2019. The decrease was primarily driven by less cash transaction partially offset by the increase of barter transaction.

Other revenues were RMB959.6 million (US$147.1 million), representing a 10% increase from the same period in 2019, primarily due to the growth of certain business lines.

Cost of revenues was RMB6.8 billion (US$1.0 billion), representing a 14% decrease from the same period in 2019. The decrease in cost of revenues was primarily due to less content costs during the quarter. Content costs as a component of cost of revenues were RMB5.1 billion (US$786.1 million), representing a 10% decrease from the same period in 2019. The decrease was primarily attributable to less recorded expenses of produced content, more shorter- length content to satisfy the diversified users’ demand, as well as update of accounting estimates of future viewership consumption patterns and useful lives of content assets to better reflect the expected usage of these content assets.

Selling, general and administrative expenses were RMB1.3 billion (US$201.9 million), representing a 6% decrease from the same period in 2019. This was primarily attribute to less marketing spend.

Research and development expenses were RMB663.4 million (US$101.7 million), representing a 7% decrease from the same period in 2019, primarily due to the decrease of personnel-related compensation expenses.

Operating loss was RMB1.3 billion (US$200.4 million), compared to operating loss of RMB2.5 billion in the same period in 2019. Operating loss margin was 18%, compared to operating loss margin of 34% in the same period in 2019.

Total other expense was RMB241.0 million (US$36.9 million), compared to total other income of RMB75.3 million during the same period of 2019. The year-over-year variance was mainly due to less foreign exchange gain.

Loss before income taxes was RMB1.5 billion (US$237.3 million), compared to loss before income taxes of RMB2.5 billion in the same period in 2019.

Income tax benefit was RMB16.3 million (US$2.5 million), compared to income tax expense of RMB22.6 million in the same period in 2019.

Net loss attributable to iQIYI was RMB1.5 billion (US$237.2 million), compared to net loss attributable to iQIYI of RMB2.5 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB2.10 (US$0.32) for the fourth quarter of 2020, compared to diluted net loss attributable to iQIYI per ADS of RMB3.43 in the same period of 2019.

As of December 31, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB14.3 billion (US$2.2 billion).

Fiscal Year 2020 Financial Results

Total revenues reached RMB29.7 billion (US$4.6 billion), representing a 2% increase from 2019.

Membership services revenue was RMB16.5 billion (US$2.5 billion), representing a 14% increase from 2019. The increase was primarily attributable to the increasing subscribing members pull-forwarded by Covid-19 in the first half of 2020, as well as our exclusive content launch and various operational initiatives during the year.

Online advertising services revenue was RMB6.8 billion (US$1.0 billion), representing a 18% decrease from 2019. The decrease was primarily due to the challenging macroeconomic environment in China.

Content distribution revenue was RMB2.7 billion (US$407.7 million), representing a 5% increase from 2019.

Other revenues were RMB3.7 billion (US$572.3 million), remaining flat from 2019.

Cost of revenues was RMB27.9 billion (US$4.3 billion), representing an 8% decrease from 2019. The decrease was primarily attributable to less content costs and other cost items. Content costs as a component of cost of revenues were RMB20.9 billion (US$3.2 billion), representing a 6% decrease from 2019. The decrease was a combined effect of less recorded expenses of produced content, more shorter-length content to satisfy the diversified users’ demand, as well as update of accounting estimates of future viewership consumption patterns and useful lives of content assets to better reflect the expected usage of these content assets.

Selling, general and administrative expenses were RMB5.2 billion (US$795.1 million), representing a 1% decrease from 2019. This was primarily due to less marketing spend.

Research and development expenses were RMB2.7 billion (US$410.0 million), remaining flat from 2019, primarily due to the decreased personnel compensation offset by the increase of share-based compensation expenses.

Operating loss was RMB6.0 billion (US$925.7 million), compared to operating loss of RMB9.3 billion in 2019. Operating loss margin was 20%, compared to operating loss margin of 32% in 2019.

Total other expense was RMB943.4 million (US$144.6 million), compared to total other expense of RMB967.1 million during 2019.

Loss before income taxes was RMB7.0 billion (US$1.1 billion), compared to loss before income taxes of RMB10.2 billion in 2019.

Income tax expense was RMB23.3 million (US$3.6 million), compared to income tax expense of RMB51.9 million in 2019.

Net loss attributable to iQIYI was RMB7.0 billion (US$1.1 billion), compared to net loss attributable to iQIYI of RMB10.3 billion in 2019. Diluted net loss attributable to iQIYI per ADS was RMB9.52 (US$1.47) for 2020, compared to diluted net loss attributable to iQIYI per ADS of RMB14.14 in 2019.

Financial Guidance

For the first quarter of 2021, iQIYI expects total net revenues to be between RMB7.07 billion (US$1.08 billion) and RMB7.53 billion (US$1.15 billion), representing an 8% to a 2% decrease year over year. This forecast reflects iQIYI’s current and preliminary view, which may be subject to change.

Update on the 2026 Notes and follow-on public offering of ADSs

The Company closed (i) the public offering of US$800 million in aggregate principal amount of 4.00% convertible senior notes due 2026 (the “2026 Notes”), and (ii) the public offering by the Company of an aggregate of 40,000,000 ADSs at an offering price of US$17.50 per ADS on December 21, 2020. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes (the “Option Notes”) and their option in part to purchase 4,594,756 additional ADSs (the “Option ADSs”), which closed on January 8, 2021. The Company received aggregate proceeds of approximately US$884.3 million after deducting underwriting discounts and commissions from the 2026 Notes offering, which included the exercise by the underwriters of the option to purchase the Option Notes, and aggregate proceeds of approximately US$758.9 million after deducting underwriting discounts and commissions from the ADS offering, which included the exercise by the underwriters of the option to purchase the Option ADSs.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 PM on February 17, 2021, U.S. Eastern Time (8:00 AM on February 18, 2021, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/2171098

It will automatically direct you to the registration page of “ iQIYI Fourth Quarter and Fiscal Year 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “2171098”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through February 25, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	2171098

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses free cash flow as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that the non-GAAP financial measure provides meaningful supplemental information regarding its liquidity by excluding certain items that may not be indicative of its recurring liquidity position, such as operating cash flows adjusted by capital expenditures. The Company believes that both management and investors benefit from referring to the non-GAAP financial measure in assessing its liquidation and when planning and forecasting future periods. The non-GAAP financial measure also facilitates management’s internal comparisons to iQIYI’s historical liquidity. The Company believes the non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Free cash flow represents net cash provided by operating activities less capital expenditures. Starting from January 1, 2020, iQIYI adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 free cash flow has been adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2019	December 31, 2020
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB	RMB (Unaudited)
Revenues:
Membership services	3,861,058	3,975,514	3,835,201	14,435,611	16,491,030
Online advertising services	1,883,100	1,840,231	1,859,031	8,270,600	6,822,115
Content distribution	878,044	392,338	804,335	2,544,221	2,660,074
Others	874,422	979,609	959,613	3,743,226	3,733,996

Total revenues	7,496,624	7,187,692	7,458,180	28,993,658	29,707,215

Operating costs and expenses:
Cost of revenues	(7,914,438)	(6,363,438)	(6,784,507)	(30,348,342)	(27,884,395)
Selling, general and administrative	(1,399,529)	(1,363,935)	(1,317,665)	(5,236,007)	(5,187,835)
Research and development	(711,262)	(669,933)	(663,381)	(2,667,146)	(2,675,494)

Total operating costs and expenses	(10,025,229)	(8,397,306)	(8,765,553)	(38,251,495)	(35,747,724)

Operating loss	(2,528,605)	(1,209,614)	(1,307,373)	(9,257,837)	(6,040,509)

Other income/(expense):
Interest income	89,833	34,049	22,409	402,145	157,477
Interest expenses	(276,927)	(269,311)	(269,323)	(914,371)	(1,066,320)
Foreign exchange gain/(loss), net	443,977	265,572	28,925	(190,210)	43,274
Loss from equity method investments	(49,213)	(24,749)	(40,697)	(155,073)	(224,489)
Other (expense)/income, net	(132,388)	61,461	17,651	(109,541)	146,690

Total other income/(expense), net	75,282	67,022	(241,035)	(967,050)	(943,368)

Loss before income taxes	(2,453,323)	(1,142,592)	(1,548,408)	(10,224,887)	(6,983,877)

Income tax (expense)/benefit	(22,586)	(18,846)	16,337	(51,852)	(23,276)

Net loss	(2,475,909)	(1,161,438)	(1,532,071)	(10,276,739)	(7,007,153)

Less: Net income attributable to noncontrolling interests	17,876	12,850	15,543	46,590	31,208

Net loss attributable to iQIYI, Inc.	(2,493,785)	(1,174,288)	(1,547,614)	(10,323,329)	(7,038,361)
Accretion of redeemable noncontrolling interests	(1,542)	(1,796)	(1,827)	(1,542)	(7,087)

Net loss attributable to ordinary shareholders	(2,495,327)	(1,176,084)	(1,549,441)	(10,324,871)	(7,045,448)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.49)	(0.23)	(0.30)	(2.02)	(1.36)
Diluted	(0.49)	(0.23)	(0.30)	(2.02)	(1.36)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(3.43)	(1.61)	(2.10)	(14.14)	(9.52)
Diluted	(3.43)	(1.61)	(2.10)	(14.14)	(9.52)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,123,416,747	5,182,686,302	5,232,415,954	5,104,882,400	5,176,180,057
Diluted	5,123,416,747	5,182,686,302	5,232,415,954	5,104,882,400	5,176,180,057

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2019	December 31, 2020
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5,934,742	10,915,282
Restricted cash	974,932	25,230
Short-term investments	4,579,313	3,358,174
Accounts receivable, net	3,627,749	3,344,433
Prepayments and other assets	3,719,228	3,515,855
Amounts due from related parties	211,993	96,111
Licensed copyrights, net	1,224,881	1,035,339

Total current assets	20,272,838	22,290,424

Non-current assets:
Fixed assets, net	1,754,367	1,393,467
Long-term investments	2,982,154	3,202,828
Deferred tax assets, net	34,916	51,347
Licensed copyrights, net	6,287,330	6,435,055
Intangible assets, net	813,960	627,198
Produced content, net	4,355,221	6,556,084
Prepayments and other assets	3,508,476	2,699,423
Operating lease assets	722,742	1,001,857
Goodwill	3,888,346	3,888,346
Amounts due from related parties	172,200	39,400

Total non-current assets	24,519,712	25,895,005

Total assets	44,792,550	48,185,429

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,212,449	7,561,532
Amounts due to related parties	1,604,258	1,778,783
Customer advances and deferred revenue	3,081,407	3,444,917
Convertible senior notes, current portion	—	4,752,061
Short-term loans	2,618,170	2,965,957
Long-term loans, current portion	736,814	909,034
Operating lease liabilities, current portion	125,412	201,307
Accrued expenses and other liabilities	3,794,656	3,240,987

Total current liabilities	20,173,166	24,854,578

Non-current liabilities:
Long-term loans	880,278	—
Convertible senior notes	12,296,868	11,926,715
Deferred tax liabilities	30,136	4,588
Amounts due to related parties	1,061,883	977,407
Operating lease liabilities	402,732	767,676
Other non-current liabilities	232,555	210,167

Total non-current liabilities	14,904,452	13,886,553

Total liabilities	35,077,618	38,741,131

Redeemable noncontrolling interests	101,542	108,629

Shareholders’ equity:

Class A ordinary shares	142	165
Class B ordinary shares	183	183
Additional paid-in capital	41,298,328	47,687,483
Accumulated deficit	(33,834,357)	(40,973,853)
Accumulated other comprehensive income	2,106,718	2,542,680
Non-controlling interests	42,376	79,011

Total shareholders’ equity	9,613,390	9,335,669

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	44,792,550	48,185,429

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2019	December 31, 2020
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)

Net cash provided by/(used for) operating activities(1)	2,342,583	(1,929,077)	(1,519,447)	3,906,227	(5,411,071)
Net cash (used for)/provided by investing activities (1`2)	(2,088,910)	342,847	281,471	(11,749,571)	159,296
Net cash (used for)/provided by financing activities	(259,249)	238,109	8,392,477	7,880,306	9,373,906
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(177,873)	(113,074)	(32,770)	112,265	(91,293)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(183,449)	(1,461,195)	7,121,731	149,227	4,030,838
Cash, cash equivalents and restricted cash
At beginning of period	7,093,123	5,279,976	3,818,781	6,760,447	6,909,674
At end of period	6,909,674	3,818,781	10,940,512	6,909,674	10,940,512

Net cash provided by/(used for) operating activities	2,342,583	(1,929,077)	(1,519,447)	3,906,227	(5,411,071)
Less: Capital expenditures (3)	(232,225)	(89,938)	(26,523)	(740,163)	(240,750)
Less: Acquisition of licensed copyrights (1)	(3,656,339)	—	—	(11,957,549)	—
Free cash flow	(1,545,981)	(2,019,015)	(1,545,970)	(8,791,485)	(5,651,821)

(1)

Starting from January 1, 2020, iQIYI adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 non-GAAP measure of free cash flow has been adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

(2)

Starting from January 1, 2020, net cash used in or provided by investing activities primarily consists of net cash flows from investing in debt securities, purchase of long term investments and capital expenditures.

(3)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.